FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

1188-550 Burrard Street

Bentall 5

Vancouver, B.C.

Canada V6C 2B5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: March 31, 2022	By:	/s/ Karen Aram
Karen Aram, Corporate Secretary

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Exhibits

Exhibit
No.	Description
99.1	Technical Report, Skouries Project, Greece
99.2	Consent of Qualified Person – John Morton Shannon
99.3	Consent of Qualified Person – Gary Methven
99.4	Consent of Qualified Person – John Battista
99.5	Consent of Qualified Person – Mo Molavi
99.6	Consent of Qualified Person – Dell Maeda
99.7	Consent of Qualified Person – Richard. Kiel
99.8	Consent of Qualified Person – Paolo Chiaramello
99.9	Consent of Qualified Person – Robert Chesher
99.10	Certificate of Qualified Person – John Morton Shannon
99.11	Certificate of Qualifed Person – Gary Methven
99.12	Certificate of Qualifed Person – John Battista
99.13	Certificate of Qualified Person – Mo Molavi
99.14	Certificate of Qualified Person – Dell Maeda
99.15	Certificate of Qualified Person – Richard Kiel
99.16	Certificate of Qualified Person – Paolo Chiaramello
99.17	Certificate of Qualified Person – Robert Chesher

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